Exhibit 99.1

Strongbridge Biopharma plc Reports Full-Year 2015 Financial Results

March 24, 2016 — Dublin, Ireland and Trevose, Pa., — Strongbridge Biopharma plc (Nasdaq: SBBP), a global rare disease biopharmaceutical company focused on the development and commercialization of novel therapeutic options, today announced its full-year 2015 financial results.

“Strongbridge made significant strides in 2015 executing its strategic plan to build a global rare disease biopharmaceutical company. With the recent strategic prioritization of our rare endocrine disease portfolio, we are focused on advancing development of COR-003 and COR-005, and look forward to providing updates on our progress toward reaching respective near-term development milestones for these cornerstone Cushing’s syndrome and acromegaly assets. We continue to believe that the Company’s current cash resources are sufficient to fund planned operations into the fourth quarter of 2017, which is after the expected receipt of data from the COR-003 Phase 3 SONICS trial,” said Matthew Pauls, president and chief executive officer of Strongbridge Biopharma.

Full-Year 2015 Results

For the year ended December 31, 2015, net loss attributable to common shareholders was $43.6 million, or $2.62 per basic and diluted share, compared to $9.7 million, or $1.20 per basic and diluted share, for the same period in the prior year.  Basic and diluted weighted-average shares outstanding for the year ended December 31, 2015 reflected new shares issued in the October 2015 U.S. initial public offering, as well as new shares issued to investors in June 2015 and February 2015 in conjunction with private placement financings.

Research and development expenses were $20.1 million for the year ended December 31, 2015, compared to $5.8 million for the year ended December 31, 2014. The increase was primarily attributable to expenses related to the global Phase 3 SONICS clinical trial and supporting development activities for COR-003, the up-front licensing payment and initial development spending for COR-004, formulation development activities for COR-005, and compensation and related personnel costs.

General and administrative expenses were $22.7 million for the year ended December 31, 2015, compared to $4.6 million for the year ended December 31, 2014. The increase was primarily due to an increase in professional and consulting services incurred in connection with the re-domiciliation of the Company to Ireland, preparation for the October 2015 U.S. initial public offering and recruitment of personnel, as well as transaction and due diligence expenses related to the acquisition of COR-005 and license of COR-004, non-cash stock-based compensation costs, and compensation and related personnel costs.

Strongbridge had cash and cash equivalents of $51.6 million and no outstanding debt as of December 31, 2015, compared to cash and cash equivalents of $15.6 million as of December 31, 2014.  The increase was primarily attributable to net proceeds received from the U.S. initial public offering in October 2015, as well as the private placements completed in June 2015 and February 2015. The Company believes it has sufficient existing cash and cash equivalents to fund planned operations into the fourth quarter of 2017.

About Strongbridge Biopharma

Strongbridge Biopharma is a global rare disease biopharmaceutical company focused on the development and commercialization of novel therapeutic options. Strongbridge’s lead product candidate, COR-003 (levoketoconazole), is a cortisol inhibitor currently being studied in the global Phase 3 SONICS trial for the treatment of endogenous Cushing’s syndrome. Strongbridge’s rare endocrine disease franchise also includes COR-005, a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s disease and neuroendocrine tumors. Both COR-003 and COR-005 have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. For more information, visit www.strongbridgebio.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, are forward-looking statements. These statements relate to future events and involve known and unknown risks, including, without limitation, uncertainties regarding Strongbridge’s strategy, plans, future financial position, timing of clinical study results, outcomes of product development efforts and objectives of management for future operations. The words “anticipate,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. The forward-looking statements contained in this press release are made as of the date of this press release, and Strongbridge Biopharma does not assume any obligation to update any forward-looking statements except as required by applicable law.

STRONGBRIDGE BIOPHARMA plc

Consolidated Statement of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	December 31,
	2014	2015
	(in thousands, except share and
	per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$5,844	$20,135
General and administrative	4,588	22,719
Total operating expenses	10,432	42,854
Operating loss	(10,432)	(42,854)
Other income (expense), net:
Foreign exchange loss	(204)	(124)
Other income (expense), net	486	(1,105)
Total other income (expense), net	282	(1,229)
Loss before income taxes	(10,150)	(44,083)
Income tax benefit	480	450
Net loss	(9,670)	(43,633)
Net loss attributable to non-controlling interest	—	53
Net loss attributable to Strongbridge Biopharma	$(9,670)	$(43,580)
Net loss attributable to common shareholders, basic and diluted	$(9,670)	$(43,580)
Net loss per share attributable to common shareholders, basic and diluted	$(1.20)	$(2.62)
Weighted-average shares used in computing net loss per share attributable to common shareholders, basic and diluted	8,043,175	16,606,669

STRONGBRIDGE BIOPHARMA plc

Select Consolidated Balance Sheet Information

(in thousands, except share and per share data)

	December 31,
	2014	2015
	( in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,632	$51,623
Total assets	23,689	97,330
Total liabilities	4,868	6,403
Total shareholders’ equity	18,821	90,927

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Stephanie.Carrington@icrinc.com

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